CASCADE TECHNOLOGIES CORP.
                         255 Newport Drive, Suite 358
                            Port Moody, BC  V3H 5K1


May 19, 2006

U.S. Securities and Exchange Commission
Office of Emerging Growth Companies
450 Fifth Street, N.W.
Washington, D.C.20549

To: John Reynolds
      Assistant Director, Office of Emerging Growth Companies

CC: Susann Reilly
       Angela Halac

Re:  Cascade Technologies Corp.
       Registration Statement on Form SB-2
       File No. 333-124284
       Filed February 28, 2006

Dear Mr. Reynolds:

We have reviewed your comments and have responded in the following format; we listed your comments first and then our responses. Hopefully this will assist the Company in meeting compliance with the applicable disclosure requirements. Also attached, please find a redline copy of the SB-2/A.


General

1. Please update the prospectus where appropriate, including, but not necessarily limited to, the "Plan of Operations" section which begins on page 31.

RESPONSE


The "Plan of Operations" section as well as appropriate parts of the prospectus has been updated.





Our Business, page 5

2. Please revise, in the second paragraph of this section, your description of yourself as a "distributor who buys and sells." Elsewhere in the prospectus it appears that you are a development stage company without revenues.


RESPONSE

The sentence has been revised and now reads as follows:

"We plan to become a non-franchised stocking distributor who buys and sells semiconductors, electro-mechanical and passive components from franchised and non-franchised distributors."

Our Products  and Services, page 24

   1. We note your responses to the second and sixth comments of our prior letter dated March 22, 2006. Please address, in the fourth paragraph of this section, whether or not your non-franchised distributors will receive from their sellers a warranty for replacements. If not, clarify whether you anticipate that your non-franchised distributors will agree to the same terms as your franchised distributors regarding the warranties. If not, clarify whether you will have any resources, other than your own funds, to obtain the replacements for defective parts that are included in the warranties you will issue to your buyers for those products which non-franchised dealers have supplied to you.

RESPONSE

The following has been added under "Our Products and Services." Please note that it is stated in this section that we have verbal agreements in regards to warranty terms with the named distributors.

"Based upon management's knowledge and experience, franchised as well as non-franchised distributors almost always obtain warranties from their distributors or from the original manufactures and therefore offer the same warranty to their purchasers. Nevertheless, we will only purchase products from distributors that directly offer us this type of warranty."







4. Please note the upgrading requirements for the financial statements as set forth in Item 310(g) of Regulation S-B and provide a current consent of the independent accountants in ay amendment.

RESPONSE

Current financials are hereby attached.

Should you have any other issues or questions in regards to the responses and the amended SB-2, please do not hesitate to call Adam U. Shaikh, Esq. at (702) 296-3575.

Thank you for your prompt response.

Very truly yours,

/s/Bruce Hollingshead
Bruce Hollingshead
President